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COMMONWEALTH OF MASSACHUSETTS
Office of Consumer Affairs and Business Regulation
DIVISION OF INSURANCE
One South Station * Boston, MA 02110-2208
(617) 521-7794 * FAX (617) 521-7475
Springfield Office (413) 785-5526
TTY/TDD (617) 521-7490
http://www.state.ma.us/doi

MITT ROMNEY GOVERNOR	BETH LINDSTROM DIRECTOR, CONSUMER AFFAIRS AND BUSINESS REGULATION

KERRY HEALEY LIEUTENANT GOVERNOR	JULIANNE M. BOWLER COMMISSIONER OF INSURANCE

April 29, 2004

Ralph A. Iannaco, President Commonwealth Automobile Reinsurers 100 Summer Street Boston, MA 02110

Dear Mr. Iannaco:

      As required by Article X of the Commonwealth Automobile Reinsurers (CAR) Plan of Operation, I have conducted a periodic special examination of the consequences of the application of the CAR Rules of Operation as applied to private passenger automobile insurance. As part of that examination, I have thoroughly reviewed an "Analysis of the Commonwealth Automobile Reinsurers" issued in April 2004 by the consulting firm of Tillinghast/Towers Perrin. Based on this examination, the existing system does not distribute the financial burden associated with high-risk drivers in a fair and equitable manner.

      The CAR process of identifying Exclusive Representative Producers (ERPs) based on market need and assigning them to private passenger automobile insurance carriers has resulted in a system whereby the distribution of very high loss risks are inequitably distributed among servicing carriers. ERPs, and especially those with very high loss ratios over 125% - that is with claims losses more than 1.25 times premiums collected - are not fairly distributed among carriers in a manner that is based upon carriers' relative shares of the private passenger automobile market. This unfair distribution of losses has created an inequitable distribution of residual market risk that has been a significant factor to existing carriers exiting and new carriers declining to enter the Massachusetts market.

      A healthy private passenger automobile market depends on rules that distribute high-risk losses in a fair and equitable manner. My conclusion is that the only system that will efficiently, fairly and equitably distribute losses is an assigned insurance system that assigns individual policies to carriers based upon market share at the point that they are denied coverage by a carrier. Such an assigned insurance system is in place in the vast majority of other states and works to establish an efficient, fair and equitable distribution of high-risk losses.

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Ralph A. Iannaco, President April 29, 2004 Page 2 of 2

      The current Massachusetts system has been in place for a considerable period of time and should not be dismantled in any way that would create significant market disruption or adverse impact on policyholders. Taking advantage of the successful processes that have been used by other states such as South Carolina to reform their automobile markets, I conclude that a change to an assigned insurance system must be done over the period of three to four years in order to minimize any market disruption. The experience in the other states has demonstrated that it is necessary to implement a joint underwriting process that will gradually share high-risk losses while introducing an assigned insurance system in steps.

      I have concluded that the CAR Rules of Operation do not provide for the equitable distribution of private passenger automobile insurance premiums and losses among servicing carriers. Certain of these rules must be changed in order to provide a process that identifies and assigns private passenger automobile insurance risks of ERPs among servicing carriers in an efficient, fair and equitable manner without significant market disruption or adverse impact on policyholders

      In addition, from a review of the Tillinghast report, I have concluded that the CAR Claims Oversight Review process lacks an effective process for monitoring ongoing compliance of individual carriers' claim handling processes. Tillinghast has found that CAR's claim handling performance standards and guidelines are not in line with industry best practices.

      CAR is to change those Rules of Operation that are necessary to introduce an assigned insurance system and to implement appropriate claim handling processes or the Division of Insurance will exercise its authority to implement such necessary changes.

Involuntary Market Structure

      From a review of the examination, as identified in the Tillinghast report, a core group of ERPs exist with very high loss ratios that cannot be explained by rate subsidies that may apply to their business. As identified in the report, "when assignments are viewed for high loss ratio territory ERP exposures...some carriers have either more than double or else less than half of the 5% average" of their book of business being high loss ratio territory ERP exposures. As the Tillinghast report has noted, "given the high losses generated by these categories of producers, the disproportionate distribution of ERPs in the higher loss ratio categories means that the ERP underwriting burden is not distributed proportionately among the state's insurers."

      In order to provide greater equity in the distribution of private passenger automobile insurance premiums and losses among servicing carriers, the Rules of Operation must be changed so that the losses and premiums of those ERPs with very high loss ratios of over 125% be shared among all companies based on their calendar year 2003 market share for the remainder of 2004. The basis for identifying ERPs with very high loss ratios over 125% will be the three-year calendar/accident year loss ratio for the period 2001 through 2003, evaluated as of September 30, 2004. In order to facilitate the process, I will make ERP loss ratio data available

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Ralph A. Iannaco, President April 29, 2004 Page 3 of 3

to the carriers writing private passenger automobile insurance . Carriers that have been assigned ERPs in the high loss ratio category shall jointly file with each such ERP a financial rehabilitation plan with the Commissioner of Insurance no later than April 15, 2005. Any CAR credits or ceding penalties associated with this business shall not be recognized for the purpose of financial participation in the CAR deficit associated with lower loss ratio ERP and non-ERP agencies.

      The 2004 CAR deficit associated with ceded business from lower loss ratio ERP and non-ERP agencies will continue to be calculated in accordance with CAR Rule of Operation number 11, as last revised on October 20, 2003. The statutory limitations on company exit and penalties for significant reductions in written car years will continue in place through December 31, 2007. For subsequent policy years, calculation of CAR cession credits shall be implemented based on the matrix approach discussed by the CAR Actuarial Committee in 2003, and such implementation shall be overseen by the Division of Insurance.

      For the policy years 2005 through 2007, the losses and premiums of all ERPs are to be shared among all companies based upon the preceding calendar year market share of the Private Passenger Automobile carriers. Any CAR credits or ceding penalties associated with this business will not be recognized for the purpose of financial participation in the CAR deficit associated with non-ERP agencies.

      Beginning in January 2005, ERPs with very high loss ratios over 125% will be assigned to a limited number of 3rd party carriers for the purpose of premium and claims handling and all premiums and losses associated with this business will be shared among carriers based on calendar year market share. Companies with a 2003 calendar year total exposure based market share of 7.0% or more will be required to become 3rd party carriers to administering premium and claims handling. Each 3rd party carrier shall be paid a servicing fee based on two components: (1) claims handling based on frequency, and (2) a bonus fee that reflects managed improvements in relation to an ERP's three-year loss ratio. Those 3rd party carriers who have been assigned ERPs in the very high loss ratio category will jointly file with each such ERP a financial rehabilitation plan with the Commissioner of Insurance no later than April 15 of the following calendar year. This filing will be required each year through January 1, 2008, or until the agency is no longer considered a very high loss ratio ERP. For the period of January 2005 through December 2007, the remaining ERPs may be offered voluntary contracts. The portion of business generated by these agents that is not written voluntarily by the new carriers will remain with the original carrier but all the premiums and losses associated with that business will be shared among all carriers based on calendar year market share. These risks (including new business written between 2005 and 2007 that is not accepted by any carrier with whom this agent has a voluntary contract) will continue to be shared among all carriers based on calendar year market share until 2008 when they will be in the assigned insurance plan.

      Beginning January 1, 2006, an assigned insurance plan will be introduced for all new policies written by non-ERP agents. A front-end policy entry system will be developed and in place well in advance of this date so that there are identical front-end policy entry systems for all

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Ralph A. Iannaco, President April 29, 2004 Page 4 of 4

private passenger automobile carriers that agents will use in assigning coverage through the assigned insurance plan. Beginning January 1, 2007, the size of the assigned insurance plan will be expanded to include all previously ceded business from non-ERP agencies that is not acceptable to carriers into the assigned insurance plan (including new and renewal business). Beginning January 1, 2008, the transition to the assigned insurance plan will be completed with the assignment of all new and renewing ERP business whose premiums and losses had previously been shared by all companies.

      The assigned insurance plan needs to have strong consumer protections in place prohibiting redlining, treating assigned business differently than voluntarily written business or denying assigned business equal access to group or similar discounts. A system of credits or credits/debits must be in place that make territorial, class and similar subsidies immaterial to an insurer's decision to place business in the assigned insurance plan.

Claims Oversight Review

      As indicated in the Tillinghast report, "CAR's individual claim handling requirements emphasize tasks related to prompt handling and appraisal criteria for certain types of claims (primarily first-party physical damage claims and personal injury protection (PIP)." The Tillinghast report found that "these guidelines neither sufficiently monitor the quality of claim handling, nor do they provide for an objective assessment of claim handling practices relative to defined benchmarks." The Tillinghast report found that there should be "greater emphasis on evaluating claim handling practices for third party bodily injury claims, such as litigation management and claim settlement outcomes."

      In order to implement more effective claim handling requirements, by January 1, 2005, CAR needs to expand its claim handling requirements to include those industry best practices identified in the Tillinghast report. CAR's claim audit standards need to include more effective benchmarks based on industry best practices with a greater emphasis on third party bodily injury claims and financial penalties for failure to meet the benchmarks.

Rules of Operation

      In line with Article X, I find the following Rules must be changed for the efficient and equitable operation of CAR to address the above-noted issues associated with the CAR's involuntary market structure and claims oversight review:

Rule 9: Rule 10: Rule 11: Rule 12: Rule 13: Rule 14: Rule 16:	Audit Review Claim Practices Assessments and Participation Credit Provisions Servicing Carrier Requirements Representative Producer and Exclusive Representation Producer Requirements Terminations

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Ralph A. Iannaco, President April 29, 2004 Page 5 of 5

Rule 17: Rule 18:	Expense Allowance to Servicing Carriers on Representative Producer Business Commissions to Representative Producers

In addition, certain parts of the following sections are to be reviewed and modified as necessary in order to effect the changes made to the above-noted sections:

Rule 2: Rule 3: Rule 3A: Rule 4: Rule 5: Rule 6: Rule 7: Rule 8: Rule 11: Rule 15: Rule 19: Rule 20:

Definitions
Obligations of Members
Obligations of Inactive Members
Governing Committee
Commonwealth Automobile Reinsurers Officers
Coverages
Experience Rating All Other Motor Vehicles/Private Passenger Motor Vehicles
Statistical Data
Assessments and Participation
Premium Collection Standards
Indemnification
Hearings and Review

      In accordance with Article X, the Governing Committee has thirty (30) days from this request to submit rules that will ensure that the CAR Rules of Operation operates in an efficient, fair and equitable manner, as outlined above. If rules are not submitted within 30 days of this request, or if the submitted rules are disapproved, the commissioner may, after a hearing, promulgate rules as she deems necessary for the efficient and equitable operation of CAR. If you have any questions about this letter, please contact either the Division of Insurance's General Counsel, Elisabeth Ditomassi at (617) 521-7308 or the Director of the State Rating Bureau, Kevin Beagan at (617) 521-7347.

Sincerely, Julianne M. Bowler Commissioner

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